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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
Of the Securities Exchange Act of 1934

THERAVANCE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.01 par value per share
(Title of Class of Securities)

88338T104
(CUSIP Number of Class of Securities)

Michael W. Aguiar
Chief Executive Officer
951 Gateway Boulevard
South San Francisco, CA 94080
(650) 238-9600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Filing Persons)

Jay K. Hachigian
Richard C. Blake
Keith J. Scherer
Gunderson Dettmer Stough
Villeneuve Franklin & Hachigian, LLP
One Marina Park Drive
Suite 900
Boston, MA 02210
Tel: (617) 648-9100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$75,000,000	$7,552.50

*
The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase shares of common stock, $0.01 par value, for an aggregate purchase price of up to $75,000,000.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2016, equals $100.70 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third-party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

              Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Theravance, Inc., a Delaware corporation (“Theravance” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with the Company’s offer to purchase for cash shares of its common stock, $0.01 par value per share (the “Shares”), having an aggregate purchase price of up to $75,000,000, pursuant to (i) auction tenders at prices specified by the tendering stockholder of not less than $8.50 and not greater than $9.25 per Share (“Auction Tenders”) or (ii) purchase price tenders (“Purchase Price Tenders”), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2015, and in the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the “Offer”) filed as exhibits to this Schedule TO. This Schedule TO is being filed in accordance with Rule 13e-4(c)(2) under the Exchange Act.

        All information in the Offer to Purchase and the related Letter of Transmittal hereby is expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1.    Summary Term Sheet.

        The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.    Subject Company Information.

        (a)   The name of the issuer is Theravance, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 951 Gateway Boulevard, South San Francisco, California 94080 and its telephone number is (650) 238-9600.

        (b)   This Schedule TO relates to the Shares of Theravance. As of October 29, 2015, there were 117,425,815 Shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

        (c)   The information set forth in “Section 7—Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    Identity and Background of Filing Person.

        (a)   Theravance, Inc. is the filing person and subject company. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in “Section 9—Certain Information Concerning the Company” and “Section 10—Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 4.    Terms of the Transaction.

        (a)(1)(i)  The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in “Section 1—Number of Shares; Purchase Price; Proration” of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(ii)  The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in “Section 1—Number of Shares; Purchase Price; Proration,” “Section 5—Purchase of Shares and Payment of Purchase Price” and “Section 8—Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(iii)  The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in “Section 1—Number of Shares; Purchase Price; Proration,” “Section 3—Procedures for Tendering Shares” and “Section 14—Extension of the Offer; Termination; Amendment” of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(iv)  Not applicable.

        (a)(1)(v)  The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “Section 14—Extension of the Offer; Termination; Amendment” of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(vi)  The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “Section 4—Withdrawal Rights” of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(vii)  The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “Section 3—Procedures for Tendering Shares” and “Section 4—Withdrawal Rights” of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(viii)  The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in “Section 3—Procedures for Tendering Shares” and “Section 5—Purchase of Shares and Payment of Purchase Price” of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(ix)  The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” in “Section 1—Number of Shares; Purchase Price; Proration” and in “Section 5—Purchase of Shares and Payment of Purchase Price” of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(x)  The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “Section 2—Purpose of the Offer; Certain Effects of the Offer” and in “Section 10—Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(xi)  The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “Section 2—Purpose of the Offer; Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

        (a)(1)(xii)  The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “Section 3—Procedures for Tendering Shares” and “Section 12—Certain U.S. Federal Income Tax Consequences” of the Offer to Purchase is incorporated herein by reference.

        (a)(2)(i-vii)  Not applicable.

        (b)   The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “Section 2—Purposes of the Offer; Certain Effects of the Offer” and “Section 10—Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (e)   The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “Section 10—Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in “Section 2—Purpose of the Offer; Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in “Section 2—Purpose of the Offer; Certain Effects of the Offer” of the Offer to Purchase is incorporated herein by reference.

        (c)(1-10)  The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in “Section 2—Purpose of the Offer; Certain Effects of the Offer,” “Section 8—Source and Amount of Funds,” “Section 9—Certain Information Concerning the Company” and “Section 10—Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 7.    Source and Amount of Funds or Other Consideration.

        (a), (b) and (d) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” “Section 6—Conditions of the Offer” and in “Section 8—Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    Interest in Securities of the Subject Company.

        (a) and (b) The information set forth in “Section 10—Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

ITEM 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the section of the Offer to Purchase titled “Introduction” and in “Section 15—Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

ITEM 10.    Financial Statements.

        (a) and (b) Not applicable.

ITEM 11.    Additional Information.

        (a)(1)  The information set forth in “Section 10—Interests of Directors, Executive Officers and Affiliates; Recent Securities Transactions; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase is incorporated herein by reference.

        (a)(2)  The information set forth in “Section 11—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

        (a)(3)  The information set forth in “Section 11—Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

        (a)(4)  The information set forth in “Section 2—Purpose of the Offer; Certain Effects of the Offer” and “Section 13—Effects of the Offer on the Market for Shares; Registration under the Exchange Act” of the Offer to Purchase is incorporated herein by reference.

        (a)(5)  None.

        (c)   The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.    Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 30, 2015.
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Summary Advertisement.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release dated October 28, 2015 (furnished as Exhibit 99.1 to the Company’s current report on Form 8-K dated October 28, 2015 and incorporated herein by reference).
(a)(5)(B)
Transcript of applicable portions of the Company’s Third Quarter 2015 Earnings Call dated October 28, 2015 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed on October 29, 2015 (File No. 005-80415)).
(a)(5)(C)	Press Release dated October 30, 2015.
(b)	Not applicable.
(d)(1)
Indenture dated as of January 24, 2013 by and between Theravance, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (filed as Exhibit 4.4 to the Company’s current report on Form 8-K dated January 25, 2013 and incorporated herein by reference).
(d)(2)
Form of 2.125% Convertible Subordinated Note due 2023 (filed with Exhibit (d)(1) as Exhibit 4.4 to the Company’s current report on Form 8-K dated January 25, 2013 and incorporated herein by reference).
(d)(3)	Long-Term Stock Option Plan (filed as Exhibit 10.2 to the Company’s Form S-1 dated June 10, 2004 and incorporated by reference herein).
(d)(4)
2004 Equity Incentive Plan, as amended by the board of directors February 10, 2010 and approved by stockholders April 27, 2010 and forms of equity award (filed as Exhibit 10.3 to the Company’s annual report on Form 10-K for the year ended December 31, 2011 and incorporated herein by reference).
(d)(5)	Employee Stock Purchase Plan, as amended April 27, 2010 (filed as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2010 and incorporated herein by reference).
(d)(6)	Form of Indemnification Agreement for directors and officers of the registrant (filed as Exhibit 10.11 to the Company’s Form S-1 dated June 10, 2004 and incorporated by reference herein).

Exhibit Number	Description
(d)(7)	Form of Notice of Grant and Stock Option Agreement under 2004 Equity Incentive Plan (filed as Exhibit 10.30 to the Company’s annual report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference).
(d)(8)
Form of Notice of Restricted Stock Award and Restricted Stock Agreement under 2004 Equity Incentive Plan (form in effect through 2010) (filed as Exhibit 10.31 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference).
(d)(9)	Description of Cash Bonus Program, as amended (filed as Exhibit 10.22 to the Company’s annual report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference).
(d)(10)
Amended and Restated 2008 New Employee Equity Incentive Plan and forms of equity award (filed as Exhibit 10.24 to the Company’s annual report on Form 10-K for the year ended December 31, 2011 and incorporated herein by reference).
(d)(11)
2009 Change in Control Severance Plan adopted December 16, 2009 (filed as Exhibit 10.48 to the Company’s annual report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference).
(d)(12)
2012 Equity Incentive Plan, as approved by the board of directors February 8, 2012 and approved by stockholders May 16, 2012 and forms of equity award (filed as Exhibit 10.38 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2012 and incorporated herein by reference).
(d)(13)
Equity Award Amendments for Employees VP Level or above remaining at Theravance, Inc. (filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014 and incorporated herein by reference).
(d)(14)
Policy for Non-Employee Director Stock Options (effective June 2, 2014) (filed as Exhibit 10.3 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014 and incorporated herein by reference).
(d)(15)	Offer Letter with Ted Witek dated May 2, 2014 (filed as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014 and incorporated herein by reference).
(d)(16)	Offer Letter with George Abercrombie dated May 30, 2014 (filed as Exhibit 10.5 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014 and incorporated herein by reference).
(d)(17)
Offer Letter with Michael W. Aguiar dated August 5, 2014 (filed as Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2014 and incorporated herein by reference).
(d)(18)
Offer Letter with Eric d’Esparbes dated September 8, 2014 (filed as Exhibit 10.63 to the Company’s annual report on Form 10-K for the year ended December 31, 2014 and incorporated herein by reference).
(d)(19)	First Amendment to the 2009 Severance Plan dated July 24, 2015 (filed as Exhibit 10.2 to the Company’s current report on Form 8-K dated July 29, 2015 and incorporated herein by reference).
(g)	Not applicable.

Exhibit Number	Description
(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THERAVANCE, INC.
By:	/s/ MICHAEL W. AGUIAR
	Name:	Michael W. Aguiar
	Title:	Chief Executive Officer

Date: October 30, 2015

 EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated October 30, 2015.
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).
(a)(1)(C)	Notice of Guaranteed Delivery.
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(F)	Form of Summary Advertisement.
(a)(2)	None.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Press Release dated October 28, 2015 (furnished as Exhibit 99.1 to the Company’s current report on Form 8-K, filed on October 28, 2015 and incorporated herein by reference).
(a)(5)(B)
Transcript of applicable portions of the Company’s Third Quarter 2015 Earnings Call dated October 28, 2015 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule TO-C filed on October 29, 2015 (File No. 005-80415)).
(a)(5)(C)	Press Release dated October 30, 2015.
(b)	Not applicable.
(d)(1)
Indenture dated as of January 24, 2013 by and between Theravance, Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee (filed as Exhibit 4.4 to the Company’s current report on Form 8-K dated January 25, 2013 and incorporated herein by reference).
(d)(2)
Form of 2.125% Convertible Subordinated Note due 2023 (filed with Exhibit (d)(1) as Exhibit 4.4 to the Company’s current report on Form 8-K dated January 25, 2013 and incorporated herein by reference).
(d)(3)	Long-Term Stock Option Plan (filed as Exhibit 10.2 to the Company’s Form S-1 dated June 10, 2004 and incorporated by reference herein).
(d)(4)
2004 Equity Incentive Plan, as amended by the board of directors February 10, 2010 and approved by stockholders April 27, 2010 and forms of equity award (filed as Exhibit 10.3 to the Company’s annual report on Form 10-K for the year ended December 31, 2011 and incorporated herein by reference).
(d)(5)	Employee Stock Purchase Plan, as amended April 27, 2010 (filed as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2010 and incorporated herein by reference).
(d)(6)	Form of Indemnification Agreement for directors and officers of the registrant (filed as Exhibit 10.11 to the Company’s Form S-1 dated June 10, 2004 and incorporated by reference herein).
(d)(7)
Form of Notice of Grant and Stock Option Agreement under 2004 Equity Incentive Plan (filed as Exhibit 10.30 to the Company’s annual report on Form 10-K for the year ended December 31, 2004 and incorporated herein by reference).

Exhibit Number	Description
(d)(8)	Form of Notice of Restricted Stock Award and Restricted Stock Agreement under 2004 Equity Incentive Plan (form in effect through 2010) (filed as Exhibit 10.31 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2007 and incorporated herein by reference).
(d)(9)	Description of Cash Bonus Program, as amended (filed as Exhibit 10.22 to the Company’s annual report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference).
(d)(10)
Amended and Restated 2008 New Employee Equity Incentive Plan and forms of equity award (filed as Exhibit 10.24 to the Company’s annual report on Form 10-K for the year ended December 31, 2011 and incorporated herein by reference).
(d)(11)
2009 Change in Control Severance Plan adopted December 16, 2009 (filed as Exhibit 10.48 to the Company’s annual report on Form 10-K for the year ended December 31, 2009 and incorporated herein by reference).
(d)(12)
2012 Equity Incentive Plan, as approved by the board of directors February 8, 2012 and approved by stockholders May 16, 2012 and forms of equity award (filed as Exhibit 10.38 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2012 and incorporated herein by reference).
(d)(13)
Equity Award Amendments for Employees VP Level or above remaining at Theravance, Inc. (filed as Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014 and incorporated herein by reference).
(d)(14)
Policy for Non-Employee Director Stock Options (effective June 2, 2014) (filed as Exhibit 10.3 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014 and incorporated herein by reference).
(d)(15)	Offer Letter with Ted Witek dated May 2, 2014 (filed as Exhibit 10.4 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014 and incorporated herein by reference).
(d)(16)	Offer Letter with George Abercrombie dated May 30, 2014 (filed as Exhibit 10.5 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2014 and incorporated herein by reference).
(d)(17)
Offer Letter with Michael W. Aguiar dated August 5, 2014 (filed as Exhibit 10.1 to the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2014 and incorporated herein by reference).
(d)(18)
Offer Letter with Eric d’Esparbes dated September 8, 2014 (filed as Exhibit 10.63 to the Company’s annual report on Form 10-K for the year ended December 31, 2014 and incorporated herein by reference).
(d)(19)	First Amendment to the 2009 Severance Plan dated July 24, 2015 (filed as Exhibit 10.2 to the Company’s current report on Form 8-K dated July 29, 2015 and incorporated herein by reference).
(g)	Not applicable.
(h)	Not applicable.

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  ITEM 1. Summary Term Sheet .
  ITEM 2. Subject Company Information .
  ITEM 3. Identity and Background of Filing Person .
  ITEM 4. Terms of the Transaction .
  ITEM 5. Past Contacts, Transactions, Negotiations and Agreements .
  ITEM 6. Purposes of the Transaction and Plans or Proposals .
  ITEM 7. Source and Amount of Funds or Other Consideration .
  ITEM 8. Interest in Securities of the Subject Company .
  ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used .
  ITEM 10. Financial Statements .
  ITEM 11. Additional Information .
  ITEM 12. Exhibits .
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX